UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 16, 2003

Timberline Software Corporation
(Exact Name of Registrant as specified in its charter)

Oregon	0-16376	93-0748489
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15195 N.W. Greenbrier Parkway, Beaverton, Oregon	97006-5701
Address of Principal Executive Office	Zip Code

(503) 690-6775
Registrant's telephone number including area code :

None
(Former name or former address, if changed since last report)

Item 7.   Financial Statements and Exhibits

        (a)   Financial statements of businesses acquired.

               Not applicable.

        (b)   Pro forma financial information.

               Not applicable.

        (c)   Exhibits.

               The following exhibits are filed herewith and this constitutes the exhibit index:

<u>Exhibit</u>
99   Press Release dated April 16, 2003

Item 9.   Regulation FD Disclosure

        On April 16, 2003, Timberline Software Corporation issued a press release, including certain forward looking statements, disclosing earnings for the quarter ended March 31, 2003. All of the information in the press release, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.


SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                            TIMBERLINE SOFTWARE CORPORATION
                            (Registrant)

Date: April 16, 2003   By: /s/ Carl C. Asai
                            Carl C. Asai, Senior Vice President and
                            Chief Financial Officer

NEWS RELEASE

Contact: Carl Asai, Sr. Vice President – Finance and CFO
Phone: 503.690.6775 • Fax: 503.439.5299 • timberline.com

TIMBERLINE REPORTS FIRST QUARTER RESULTS AND DECLARES REGULAR QUARTERLY CASH DIVIDEND

Beaverton, Oregon - April 16, 2003 - Timberline Software Corporation (NASDAQ: TMBS), a leading supplier of integrated financial and operations software and services for the construction and real estate industries, today reported an 8% increase in revenue for the three months ended March 31, 2003 compared to the same period a year ago, but incurred a small operating loss for the quarter. The increase in revenue was primarily the result of strong service fee revenue and revenue from its newly-introduced project management software, but was partially offset by weakness in software orders in the last two weeks of the quarter due to the war in Iraq. Despite the challenging operating environment, the Company was able to increase its cash position to $11.8 million at the end of the quarter due to $2.2 million of cash generated from operations. Reflecting the strong financial position, the Company also declared its regular quarterly cash dividend of $0.04 per share.

The net loss for the quarter was $127,000 or $0.01 per diluted share compared to net income of $222,000 or $0.02 per diluted share for the first quarter of 2002. During the quarter, the Company incurred higher cost and expenses, including an increase in both amortization of capitalized software costs and product development expenses, that were expected to be offset by higher software revenue that did not materialize primarily due to the war in Iraq.

"Although our sales pipeline remains strong, economic and geopolitical issues negatively impacted our ability to close business, especially during the last two weeks of the quarter," said Curtis Peltz, Timberline's President and Chief Executive Officer. "Continued economic uncertainty has caused prospects to delay software purchasing decisions and the outbreak of the war in Iraq in the latter part of March further accentuated the deferral of those decisions. We do not believe we are losing market share to our competitors and are pleased with the growth in service fee revenue, which set a new quarterly record for us."

Revenue for the quarter ended March 31, 2003 was $15,549,000, up 8% from $14,343,000 for the same quarter a year ago. Service fee revenue increased to a record quarterly amount of $10,292,000 in the first quarter of 2003, up 15% from $8,967,000 for the same quarter a year ago. Software license revenue declined slightly to $4,759,000 in the first quarter of 2003 from $4,828,000 for the comparable quarter in 2002.

Cost of revenue increased to $2,469,000 for the first quarter of 2003 compared to $1,745,000 for the comparable quarter in 2002. Most of the increase was due to an increase in amortization of capitalized software costs, royalties and consulting costs.

Operating expenses for the quarter increased $963,000 or 8% to $13,319,000 in 2003 from $12,356,000 in 2002. The largest increase was in product development, which increased $469,000 over the first quarter last year. However, there were no software development costs capitalized in the first quarter compared to $848,000 in the first quarter of 2002.

The Company's financial position remained strong during the first quarter. Total assets at March 31, 2003 amounted to $52.9 million, and cash and temporary investments increased to $11.8 million at the end of March compared to $10.3 million at the end of 2002. Cash generated from operations for the quarter amounted to $2.2 million. Cash was used during the quarter primarily for cash dividends amounting to $472,000 and capital expenditures of $342,000.

CASH DIVIDEND DECLARED

The Company's Board of Directors declared the regular quarterly cash dividend of $0.04 per share payable May 16, 2003 to shareholders of record on May 2, 2003.

BUSINESS OUTLOOK FOR 2003

The overall activity in the construction industry remains relatively strong by historical standards, despite a recent report of a year-over-year decline in construction spending. It is difficult to accurately assess how the ongoing economic uncertainty and geopolitical issues may affect the construction industry and software purchasing decisions for the remainder of 2003.

Nevertheless, the Company's previous earnings guidance for 2003 remains unchanged, barring declining economic conditions that would negatively impact software purchasing in the market segments it serves. The Company maintains its expectation for 2003 earnings to be in the range of $0.25 to $0.30 per diluted share, the majority of which is expected to be earned in the second half of the year.

The 2003 earnings estimate is made by the Company's management based on current expectations and information available at this time. In making this estimate, the Company assumes no burden to update this estimate, even if it appears actual results will differ materially from this estimate.

Contact: Carl Asai, Sr. Vice President – Finance and CFO
Phone: 503.690.6775 • Fax: 503.439.5299 • timberline.com

CONFERENCE CALL INFORMATION

As previously announced, the Company will host a conference call today, April 16, 2003, at 1:30 p.m. PDT to review its financial results for the quarter. Interested parties may listen to the call in real-time, or later by recording, on the Internet by accessing the Company's website at www.timberline.com. A recording of the call will be available, shortly after the conference call has concluded, by dialing (800) 642-1687 with the conference ID # 9296478. Both of these recordings will be available through May 2, 2003.

FORWARD-LOOKING STATEMENTS

This news release contains a forward-looking statement within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995. The earnings guidance for 2003 in this news release is a forward-looking statement. This statement is necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including without limitation, general economic conditions in the U.S., growth in the U.S. construction and real estate industries, demand for the Company's products and services, impact of competitive products and pricing, timing of the release of the Company's new products or enhancements to its current software products, acceptance in the market place of the Company's new products and enhancements, and other factors set forth from time to time in the Company's filings with the SEC.

Note: Transmitted on PR Newswire @ 1:05 PM PDT, April 16, 2003

TIMBERLINE SOFTWARE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - Amounts in thousands, except per share data)

| | Quarter Ended March 31, | |
	2003	2002
Net revenue:		
Software license fees	$ 4,759	$ 4,828
Service fees	10,292	8,967
Other	498	548
Net revenue	15,549	14,343
Cost and expenses:		
Cost of revenue	2,469	1,745
Client services	3,550	3,290
Product development	4,094	3,625
Sales and marketing	3,680	3,576
General and administrative	1,995	1,865
Total cost and expenses	15,788	14,101
Operating income (loss)	(239)	242
Other income	50	90
Income (Loss) before income taxes	(189)	332
Income tax provision (benefit)	(62)	110
Net income (loss)	$ (127)	$ 222
Earnings (Loss) per share:		
Basic	(0.01)	0.02
Diluted	(0.01)	0.02
Weighted-average common shares outstanding, used in computing earnings (loss) per share:		
Basic	11,790	11,685
Diluted	11,790	12,042

TIMBERLINE SOFTWARE CORPORATION
CONSOLIDATED CONDENSED BALANCE SHEETS
(Unaudited - Amounts in thousands)

	Mar 31, 2003	Dec 31, 2002
Assets		
Current assets:		
Cash and temporary investments	$ 11,782	$ 10,339
Accounts receivable	5,494	6,336
Other current assets	2,284	2,198
Total current assets	19,560	18,873
Property and equipment	20,776	21,202
Purchased software	1,647	1,784
Capitalized software costs	10,223	10,759
Other assets	660	685
Total assets	$ 52,866	$ 53,303
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 1,045	$ 1,169
Deferred revenues	19,588	18,388
Other current liabilities	2,948	3,623
Current portion of long-term debt	375	375
Total current liabilities	23,956	23,555
Deferred credits	3,809	4,129
Long-term debt	375	375
Shareholders' equity:		
Common stock	354	353
Additional paid in capital	5,863	5,786
Accumulated other comprehensive income	30	27
Retained earnings	18,479	19,078
Total shareholders' equity	24,726	25,244
Total liabilities and shareholders' equity	$ 52,866	$ 53,303